CONSENT TO ASSIGNMENT

This Consent to Assignment relates to the Amended and Restated Custodian Agreement between Penn Series Funds, Inc. (the “Fund”) and BNY Mellon Investment Servicing Trust Company (formerly PFPC Trust Company and successor to Provident National Bank) (“Trust Company”) dated October 28, 1992 (the “Agreement”).

By signing this Consent to Assignment, the Fund consents to Trust Company’s assignment of the Agreement (including assignment of all of Trust Company’s rights relating to the Agreement (including fee arrangements relating to the Agreement) and delegation of all of Trust Company’s duties relating to the Agreement) to Trust Company’s affiliate, The Bank of New York Mellon (“BNY Mellon”), effective July 18, 2011.

The consent provided in the foregoing paragraph is not a waiver or estoppel with respect to any rights the Fund may have by reason of the past performance or failure to perform by Trust Company.

BNY Mellon agrees that on and after July 18, 2011 it will be bound by the terms of the Agreement.

In performing the services set forth in the Agreement, BNY Mellon agrees to comply with all relevant provisions of the Investment Company Act of 1940 (as amended).

For clarity, BNY Mellon will not be responsible pursuant to the Agreement to act as a “third party expert” or to provide services set forth in Section 9(d) or 16(a)(4).

For clarity, BNY Mellon may maintain and may release assets in accordance with standard market practice notwithstanding inconsistent language in the Agreement.

Penn Series Funds, Inc.		The Bank of New York Mellon

By:	/s/ Robert J. DellaCroce	By:	/s/ Scott LaVasseur
Name:	Robert J. DellaCroce	Name:	Scott LaVasseur
Title:	Treasurer	Title:	Managing Director

BNY Mellon Investment Servicing Trust Company

By:	/s/ Edward A. Smith III
Name:	Edward A. Smith III
Title:	Vice President & Senior Director

Dated: July 13, 2011